The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

04035943

SEC MAIL PROCESSING RECEIVED AUG 02 2004 WASH. D.C. 185 SECTION

July 30, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Explanatory Material for 1st Quarter of Fiscal year 2004 ended on June 30,2004

Notice Regarding Financial Results for the First Quarter of Fiscal Year 2004

Notice Regarding Comment on Today's Media Reports

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

dlw 8/3

07/30/04 9:35AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ____________________

Name : Tsukasa Tanigawa
Title: Deputy General Manager

COMPANY INFORMATION

The Sumitomo Trust & Banking Co., Ltd.
4-4, Marunouchi 1-chome, Chiyoda-ku, TOKYO 100-8233 JAPAN

July. 30, 2004

Financial Results for the First Quarter of Fiscal Year 2004

The Sumitomo Trust and Banking Company, Limited ("the Bank", hereafter) announces its financial results for the first quarter of fiscal year 2004 ended June 30, 2004 and forecasts for full fiscal year 2004 ending March 31, 2005. The financial summary is stated as below.
Financial results are not audited.

Financial Results for the First Quarter of Fiscal Year 2004 <under Japanese GAAP>

First-Quarters Ended June 30	Millions of Yen, except for percentages 2004 (unaudited)	2003	% change	Millions of U.S.Dollars 2004
<Consolidated>				
Operating Income	88,796			819.0
Net Operating Income	16,997			156.8
Net Income	11,796			108.8
Total Assets	15,142,145			139,661.9
Total Stockholders' Equity	780,084			7,195.0
Per Share		Yen	change	U.S.Dollars
Net Income	7.69			0.07
Net Income (fully diluted)	7.80			0.07
Stockholders' Equity	467.40			4.31

First-Quarters Ended June 30	Millions of Yen, except for percentages 2004 (unaudited)	2003	% change	Millions of U.S.Dollars 2004
<Non-consolidated>				
Operating Income	84,012			774.9
Net Operating Income	14,494			133.7
Net Income	10,881			100.4
Total Assets	15,240,073			140,565.1
Total Stockholders' Equity	785,553			7,245.5
Per Share		Yen	change	U.S.Dollars
Net Income	7.90			0.07
Net Income (fully diluted)	6.53			0.06
Stockholders' Equity	470.89			4.34
		%	change	
Equity to Total Assets Ratio	5.2			

July. 30, 2004

Income Forecasts for Fiscal Year 2004

	Millions of Yen	
	First Half Fiscal Year	Full Fiscal Year
<Consolidated>		
Operating Income	210,000	440,000
Net Operating Income	50,000	120,000
Net Income	29,000	70,000
	Yen	
Net Income per Share		44.43

	Millions of Yen	
	First Half Fiscal Year	Full Fiscal Year
<Non-consolidated>		
Operating Income	200,000	420,000
Net Operating Income	45,000	110,000
Net Income	27,000	66,000
	Yen	
Net Income per Share		41.87
Cash Dividends per Share		
Common Stock	-	6.00
Preferred Stock	-	6.08

- There are no changes to income forecasts announced on May 24, 2004.
- Income forecasts are based on information, which is available at this moment, and assumptions of uncertain factors, which may effect on future operating results. Actual results may differ materially from those forecasts depending on various future events.

Notes :

Basis of Presenting Financial Information
- This financial information is summarized translations of the brief financial statements and explanatory material.
- U.S. dollar amounts are converted, for convenience only, at 108.42 yen per dollar (Interbank rate in Tokyo at June 30, 2004).
- All amounts less than one million yen are presented on a rounding down basis.

Criteria for Presentation of Quarterly Financial Statements
- Adoption of simplified accounting methods : None
- Changes in the accounting policies compared with the ones applied for the latest fiscal year : None
- Changes in the scope of consolidation and application of the equity method : None

Others
- Since the Bank has started a disclosure of its quarterly financial information from first-quarter ended June 30, 2004, figures for first-quarter ended June 30, 2003 are not stated.

For further information, please contact Koichi Onaka / Financial Management Department at 03-3286-8354 by phone, 03-3286-4654 by facsimile, or e-mail : onaka@sumitomotrust.co.jp.

Consolidated Balance Sheets

Millions of Yen, except for percentages

	Jun-04 (unaudited)	Jun-03	Change	%Change	Mar-04
Assets:					
Cash and Due from Banks	406,457				747,328
Call Loans and Bills Bought	211,577				205,377
Collateral for Borrowing Securities	2,924				-
Commercial Paper and Other Debt Purchased	120,432				104,628
Trading Assets	320,561				301,134
Money Held in Trust	2,000				686
Investment Securities	4,465,809				3,636,779
Loans and Bills Discounted	8,332,517				8,862,059
Foreign Exchanges	10,270				13,339
Other Assets	766,510				1,015,665
Premises and Equipment	107,638				108,861
Deferred Tax Assets	160,076				150,047
Customers' Liabilities for Acceptances and Guarantees	347,500				340,283
Reserve for Possible Loan Losses	(109,104)				(111,785)
Reserve for Losses on Investment Securities	(3,027)				(3,027)
Total Assets	15,142,145				15,371,378
Liabilities:					
Deposits	8,823,241				8,785,275
Negotiable Certificates of Deposit	997,833				1,382,259
Call Money and Bills Sold	60,507				150,700
Payables under Repurchase Agreements	1,169,091				1,024,599
Collateral for Lending Securities	362,349				239,138
Trading Liabilities	45,972				47,171
Borrowed Money	150,530				155,393
Foreign Exchanges	6,718				7,216
Corporate Bonds	366,200				330,500
Convertible Bonds	-				70
Borrowed Money from Trust Account	1,449,591				1,425,148
Other Liabilities	480,092				576,391
Reserve for Employee Bonuses	1,084				4,216
Reserve for Employee Retirement Benefits	2,429				2,440
Deferred Tax Liabilities	245				254
Deferred Tax Liabilities on Revaluation Reserve for Land	6,630				6,826
Negative Goodwill	968				1,106
Acceptances and Guarantees	347,500				340,283
Total Liabilities	14,270,986				14,478,992
Minority Interest	91,075				90,356
Stockholders' Equity:					
Capital Stock	287,053				287,018
Capital Surplus	240,472				240,437
Retained Earnings	194,532				192,150
Revaluation Reserve for Land, Net of Tax	(3,522)				(3,235)
Net Unrealized Gains on Available-for-Sale Securities, Net of Tax	72,110				95,941
Foreign Currency Translation Adjustment	(6,111)				(5,848)
Treasury Stock	(4,450)				(4,433)
Total Stockholders' Equity	780,084				802,029
Total Liabilities, Minority Interest and Stockholders' Equity	15,142,145				15,371,378

Consolidated Statements of Operations

Millions of Yen, except for percentages

	Jun-04 (unaudited)	Jun-03	Change	%Change	Mar-04
Operating Income:					
Trust Fees	9,435				76,401
Interest Income:	53,487				213,292
Interest on Loans and Discounts	29,005				120,786
Interest and Dividends on Securities	19,648				86,168
Fees and Commissions	16,536				72,137
Trading Revenue	359				3,760
Other Operating Income	1,443				76,227
Other Income	7,534				56,437
Total Operating Income	88,796				498,256
Operating Expenses:					
Interest Expenses:	20,232				93,583
Interest on Deposits	7,205				29,964
Fees and Commissions	3,116				19,309
Other Operating Expenses	8,843				49,015
General and Administrative Expenses	33,552				132,716
Other Expenses	6,052				67,940
Total Operating Expenses	71,798				362,565
Net Operating Income	16,997				135,690
Extraordinary Income	3,259				8,017
Extraordinary Expenses	1,153				5,052
Income before Income Taxes	19,103				138,656
Provision for Income Taxes:					
Current	245				1,201
Deferred	6,309				54,025
Minority Interest in Net Income	751				3,798
Net Income	11,796				79,629

Consolidated Statements of Capital Surplus and Retained Earnings

Millions of Yen, except for percentages

	Jun-04 (unaudited)	Jun-03	Change	%Change	Mar-04
(Capital Surplus)					
Balance at Beginning of the Period	240,437				240,435
Increase	35				2
Balance at End of the Period	240,472				240,437
(Retained Earnings)					
Balance at Beginning of the Period	192,150				114,190
Increase	12,083				83,095
Decrease	9,701				5,135
Balance at End of the Period	194,532				192,150

Non-Consolidated Balance Sheets

Millions of Yen, except for percentages

	Jun-04 (unaudited)	Jun-03	Change	%Change	Mar-04
Assets:					
Cash and Due from Banks	402,194				751,656
Call Loans	193,153				114,789
Collateral for Borrowing Securities	2,924				-
Bills Bought	-				62,600
Commercial Paper and Other Debt Purchased	115,832				102,428
Trading Assets	321,166				301,896
Money Held in Trust	2,000				686
Investment Securities	4,464,639				3,636,250
Loans and Bills Discounted	8,357,586				8,887,978
Foreign Exchanges	10,270				13,339
Other Assets	752,153				1,001,024
Premises and Equipment	96,857				97,932
Deferred Tax Assets	151,803				141,371
Customers' Liabilities for Acceptances and Guarantees	480,557				474,756
Reserve for Possible Loan Losses	(106,291)				(109,091)
Reserve for Losses on Investment Securities	(4,774)				(4,774)
Total Assets	15,240,073				15,472,846
Liabilities:					
Deposits	8,800,800				8,758,651
Negotiable Certificates of Deposit	1,001,429				1,387,329
Call Money	60,507				90,000
Payables under Repurchase Agreements	1,169,091				1,024,599
Collateral for Lending Securities	362,349				239,138
Bills Sold	-				60,700
Trading Liabilities	46,577				47,933
Borrowed Money	436,467				445,567
Foreign Exchanges	6,803				12,664
Corporate Bonds	162,700				122,700
Convertible Bonds	-				70
Borrowed Money from Trust Account	1,449,591				1,425,148
Other Liabilities	469,860				564,547
Reserve for Employee Bonuses	885				3,476
Reserve for Employee Retirement Benefits	267				305
Deferred Tax Liabilities on Revaluation Reserve for Land	6,630				6,826
Acceptances and Guarantees	480,557				474,756
Total Liabilities	14,454,520				14,664,414
Stockholders' Equity:					
Capital Stock	287,053				287,018
Capital Surplus	240,472				240,437
Additional Paid-in Capital	240,472				240,437
Other Capital Surplus	0				-
Retained Earnings	195,329				193,861
Legal Retained Earnings	46,580				45,603
Voluntary Reserves	131,872				68,872
Unappropriated Profit at End of the Period	16,876				79,385
Net Income	10,881				73,928
Revaluation Reserve for Land, Net of Tax	(3,522)				(3,235)
Net Unrealized Gains on Available-for-Sale Securities, Net of Tax	70,671				94,783
Treasury Stock	(4,450)				(4,433)
Total Stockholders' Equity	785,553				808,432
Total Liabilities and Stockholders' Equity	15,240,073				15,472,846

Non-Consolidated Statements of Operations and Retained Earnings

Millions of Yen, except for percentages

	Jun-04 (unaudited)	Jun-03	Change	%Change	Mar-04
Operating Income:					
Trust Fees	9,435				76,401
Interest Income:	53,315				212,429
Interest on Loans and Discounts	29,060				120,930
Interest and Dividends on Securities	19,451				85,749
Fees and Commissions	11,047				57,984
Trading Revenue	359				3,760
Other Operating Income	1,444				76,201
Other Income	8,410				51,956
Total Operating Income	84,012				478,733
Operating Expenses:					
Interest Expenses:	20,751				94,981
Interest on Deposits	7,083				29,456
Fees and Commissions	6,272				30,453
Other Operating Expenses	8,851				49,015
General and Administrative Expenses	27,769				113,467
Other Expenses	5,873				68,705
Total Operating Expenses	69,518				356,622
Net Operating Income	14,494				122,110
Extraordinary Income	3,410				8,843
Extraordinary Expenses	1,150				4,955
Income before Income Taxes	16,754				125,998
Provision for Income Taxes:					
Current	20				104
Deferred	5,853				51,965
Net Income	10,881				73,928
Retained Earnings Brought Forward from Previous Year	5,708				4,359
Transfer from Revaluation Reserve for Land, Net of Tax	287				1,098
Deferential Loss on Disposal of Treasury Stock	-				1
Unappropriated Profit at End of the Period	16,876				79,385

Explanatory Material

1st Quarter of Fiscal Year 2004
ended on June 30, 2004

The Sumitomo Trust and Banking Co., Ltd.

Table of Contents

1. Summary of the financial results for the 1st quarter of FY2004

(Consolidated)

		Millions of Yen			
		1Q			Full FY2003
		FY2004	FY2003	Change	
Gross profits	1	**49,068**	68,200	-19,132	279,911
Net trust fees	2	**9,435**	9,274	160	76,401
Principal guaranteed trust a/c credit costs	3	**1,497**	854	643	4,678
Net interest income	4	**33,254**	24,113	9,141	119,709
Net fees and commissions	5	**13,419**	10,053	3,366	52,827
Net gains on trading	6	**359**	1,787	-1,428	3,760
Others	7	**-7,400**	22,972	-30,372	27,212
General & administrative expenses	8	**33,552**	32,328	1,224	132,716
Net transfer to general reserves	9	**-**	-	-	-
Banking a/c credit costs	10	**306**	2,669	-2,362	19,256
Net gains on stocks	11	**4,980**	-1,603	6,583	25,723
Net income from affiliates equity method	12	**304**	-915	1,219	99
Others	13	**-3,495**	-3,949	453	-18,070
Net operating income	14	**16,997**	**26,734**	**-9,736**	**135,690**
Extraordinary income	15	**2,105**	-191	2,297	2,965
Reversal of reserves	16	**2,379**	1,405	974	1,157
Net income before income taxes	17	**19,103**	26,542	-7,438	138,656
Income taxes	18	**245**	133	111	1,201
Deferred income taxes	19	**6,309**	10,856	-4,546	54,025
Minority interest	20	**751**	684	67	3,798
Net income	21	**11,796**	**14,867**	**-3,071**	**79,629**
Total credit costs (3 + 9 +10 - 16)	22	**-575**	2,118	-2,693	22,777
Net business profit before credit costs	23	**15,979**	35,767	-19,788	153,619

<Number of subsidiaries/ affiliates>

	June 2004	June 2003	Change	Mar. 2004
Consolidated subsidiaries	**18**	20	-2	18
Affiliates (subject to the equity method)	**5**	5	-	5

(Non-consolidated)

		Millions of Yen			
		1Q			Full FY2003
		FY2004	FY2003	Change	
Gross profits	1	**39,727**	61,587	-21,859	252,327
excluding Net gains on bonds (1-6-12)	2	**45,125**	38,374	6,751	224,296
Net trust fees	3	**9,435**	9,274	160	76,401
Principal guaranteed trust a/c credit costs	4	**1,497**	854	643	4,678
Trust fees from principal guaranteed trust a/c	5	**6,469**	6,261	207	33,742
Net capital gains on sale of securities	6	**-**	-643	643	-472
Other trust fees	7	**4,463**	3,866	596	47,338
Net interest income	8	**32,564**	23,406	9,158	117,448
Net fees and commissions	9	**4,775**	3,974	800	27,531
Net gains on trading	10	**359**	1,787	-1,428	3,760
Others	11	**-7,406**	23,144	-30,551	27,186
Net capital gains on bonds	12	**-5,397**	23,856	-29,254	28,503
Net gains on financial derivatives	13	**-2,429**	-516	-1,913	-5,044
General and administrative expenses	14	**27,274**	26,847	427	111,974
Net business profit before credit costs (1+4-14)	15	**13,950**	**35,594**	**-21,643**	**145,031**
excluding Net capital gains on bonds (15-6-12)	16	**19,348**	12,381	6,967	117,000
Net transfer to general reserves	17	**-**	-	-	-
Net business profit	18	**12,452**	34,740	-22,287	140,352
Net non-recurring profit	19	**2,041**	-9,427	11,468	-18,241
Net gains on stocks	20	**4,980**	-1,603	6,583	25,640
Banking a/c net credit costs	21	**298**	2,655	-2,357	19,141
Others	22	**-2,640**	-5,167	2,527	-24,740
Net operating income	23	**14,494**	**25,312**	**-10,818**	**122,110**
Extraordinary income	24	**2,260**	20	2,239	3,887
Reversal of reserves	25	**2,531**	1,589	941	1,986
Net income before income taxes	26	**16,754**	25,333	-8,578	125,998
Income taxes	27	**20**	24	-4	104
Deferred income taxes	28	**5,853**	10,054	-4,201	51,965
Net income	29	**10,881**	**15,254**	**-4,372**	**73,928**
Total credit costs (4 + 17 + 21 - 25)		**-735**	1,920	-2,655	21,833

Characteristic of the financial results for the 1st quarter

Most of the net trust fees as well as net fees and commissions are posted at the end of the half and the full fiscal year. Therefore, gross profits for the first quarter are naturally smaller than other quarter periods.

<For reference> Financial results for FY2003

	Billions of Yen		
	1QFY2003	1HFY2003	FY2003
Gross profit before credit costs	**62.4**	132.9	257.0
Trust fees from principal guaranteed trust a/c, Net gains on trading, and others (5+8+10+11)	**54.5**	102.9	182.1
Other trust fees and Net fees and commissions (7+9)	**7.8**	29.9	74.8
General and administrative expenses	**26.8**	55.5	111.9
Net business profit before credit costs	**35.5**	77.3	145.0
Net non-recurring profit and Principal guaranteed trust a/c credit costs (19+4)	**-10.2**	-15.0	-22.9
Net operating income	**25.3**	62.3	122.1
Net income	**15.2**	40.3	73.9

(Numbers in parentheses represent line items in the table above)

2. Forecast for FY2004

There is no change in the forecast of business performance and dividend for the half and the full FY2004, which we announced on May 24, 2004.

(Consolidated)

	Billions of Yen				
	Forecast for FY2004		1QFY2004	Full FY2003	Change
	Full FY2004 (A)	1HFY2004	(Actual)	(Actual) (B)	(A)-(B)
Net operating income	**120.0**	50.0	16.9	135.6	-15.6
Net income	**70.0**	29.0	11.7	79.6	-9.6

(Non-consolidated)

		Billions of Yen				
		Forecast for FY 2004		1QFY2004	Full FY2003	Change
		Full FY2004 (A)	1HFY2004	(Actual)	(Actual) (B)	(A)-(B)
Net business profits before credit costs		**145.0**	65.0	13.9	145.0	-
Net business profits		**140.0**	62.0	12.4	140.3	-0.3
Total credit costs		**30.0**	15.0	-0.7	21.8	8.2
Banking a/c net credit costs		**25.0**	12.0	-2.2	17.1	7.9
Trust a/c net credit costs		**5.0**	3.0	1.4	4.6	0.4
Other non-recurring items		**-5.0**	-5.0	2.3	0.8	-5.8
Net operating income		**110.0**	45.0	14.4	122.1	-12.1
Net income		**66.0**	27.0	10.8	73.9	-7.9
Dividend per stock	Dividend per common stock (Yen)	**6.00**	-	-	6.00	-
	Dividend per preferred stock (Yen)	**6.08**	-	-	6.08	-

Note: Forecast is subject to change.

3. BIS capital adequacy ratio forecast (Consolidated)

	Sep. 2004 (Forecast)	Mar. 2004(Actual)
BIS capital ratio	Middle of 13%	12.45%
Tier I ratio	Middle of 7%	7.07%

Note: 1. Forecast is subject to change.
2. The value of stocks used for the forecast is calculated by using the average market price during the last one month of the 1st quarter.

4. Assets classified under the Financial reconstruction law (After partial direct write-offs)

Banking a/c and principal guaranteed trust a/c combined (Non-consolidated)

	Millions of Yen		
	June 2004	Mar. 2004	Change
Assets classified under the Financial reconstruction law (a)	**278,902**	288,908	-10,006
Loans in bankrupt and practically bankrupt	**19,276**	18,731	545
Doubtful loans	**108,094**	113,101	-5,006
Substandard loans (b)	**151,530**	157,075	-5,545
Ordinary assets	**9,502,934**	10,121,852	-618,917
Loans to substandard debtors (excluding Substandard loans) (c)	**10,036**	4,803	5,232
Loans to special mention debtors (excluding (b) and (c))	**476,830**	497,176	-20,346
Loans to ordinary debtors	**9,016,068**	9,619,872	-603,804
Total loan balance (d)	**9,781,837**	10,410,761	-628,924
Ratio to total loan balance (a) / (d)	**2.9%**	2.8%	0.1%
Loans to substandard debtors (b)+(c)	**161,566**	161,879	-312

Note: Result of self-assessment as of June 30, 2004 is reflected on the disclosed figures.

5. Ending balance of domestic loans (Non-consolidated)

	Millions of Yen		
	June 2004	Mar. 2004	Change
Banking account	**8,357,586**	8,887,978	-530,391
Trust account (Principal guaranteed)	**921,289**	1,029,541	-108,251
Total	**9,278,876**	9,917,519	-638,642

6. Ending balance of domestic deposits and principal guaranteed trust (Non-consolidated)

	Millions of Yen		
	June 2004	Mar. 2004	Change
Banking account	**8,237,720**	8,277,783	-40,063
Individuals	**5,996,386**	5,856,054	140,331
Corporates and other organizations	**2,241,334**	2,421,728	-180,394
Trust account (Principal guaranteed)	**2,269,298**	2,400,866	-131,568
Individuals	**1,745,694**	1,862,507	-116,812
Corporates and other organizations	**523,603**	538,359	-14,755
Total	**10,507,018**	10,678,650	-171,631

Note: Excluding NCDs and offshore accounts.

7. Securities (Consolidated)

(1) Available-for-sale securities with market value

	Millions of Yen							
	June 2004			Mar. 2004			Change of Cost	Change of Net
	Cost	Book value (Market value)	Net	Cost	Book value (Market value)	Net		
Japanese stocks	436,047	596,250	160,203	450,824	609,902	159,077	-14,777	1,125
Japanese bonds	1,386,241	1,373,166	-13,074	1,165,292	1,156,378	-8,914	220,948	-4,160
Government bonds	1,133,044	1,120,974	-12,070	933,310	924,240	-9,069	199,734	-3,000
Municipal bonds	62,415	61,482	-933	60,228	59,955	-273	2,186	-659
Corporate bonds	190,781	190,710	-70	171,753	172,183	429	19,027	-500
Foreign securities and others	1,985,371	1,958,392	-26,978	1,501,371	1,511,710	10,339	483,999	-37,317
Total	3,807,659	3,927,809	120,149	3,117,489	3,277,991	160,502	690,170	-40,352

Note: 1. Most part of securities categorized in "Foreign securities and others" are US Treasuries and German Bunds. The figures in the tables are translated in Japanese Yen. Although the value is shown in Japanese Yen, those bonds are funded by repo transactions. Thus there is not foreign exchange rate risk.
2. Values are calculated by using the average market prices during the last month of the 1st quarter as for "Japanese stocks", and by using the market prices at the end of 1st quarter as for "Japanese bonds" and "Foreign securities and others".

(2) Held-to-maturity debt securities with market value

	Millions of Yen							
	June 2004			Mar. 2004			Change of Book value	Change of Net
	Book value (Cost)	Market value	Net	Book value (Cost)	Market value	Net		
Japanese government bonds	190,135	190,076	-59	279	278	-1	189,855	-58
Foreign securities and others	7,877	8,199	322	10,110	10,481	370	-2,233	-48
Total	198,013	198,275	262	10,390	10,760	369	187,622	-106

Note: Most part of securities categorized in "Foreign securities and others" are US Treasuries and German Bunds. The figures in the tables are translated in Japanese Yen. Although the value is shown in Japanese Yen, those bonds are funded by repo transactions. Thus there is not foreign exchange rate risk.

Investments in affiliates

	Millions of Yen							
	June 2004			Mar. 2004			Change of Cost	Change of Net
	Cost	Market value	Net	Cost	Market value	Net		
Investments in affiliates	1,096	15,824	14,728	1,096	13,710	12,613	-	2,114

8. Trust account (Non-consolidated)

	Millions of Yen		
	June 2004	Mar. 2004	Change
<Assets>			
Loans and bills discounted	**1,053,395**	1,132,607	-79,212
Investment securities	**5,725,451**	5,796,846	-71,395
Money held in trust	**38,923,121**	37,804,184	1,118,937
Securities held in custody accounts	**877**	875	2
Money claims	**3,091,648**	3,375,654	-284,005
Premises and equipment	**2,093,849**	2,095,424	-1,575
Other claims	**54,441**	73,831	-19,390
Loans to banking account	**1,449,591**	1,425,148	24,442
Cash and due from banks	**196,204**	184,590	11,613
Total assets	**52,588,581**	51,889,165	699,416
<Liabilities>			
Money trust	**19,111,407**	18,475,916	635,491
Pension trust	**5,983,011**	6,017,425	-34,414
Property formation benefit trusts	**10,891**	11,256	-364
Loan trusts	**1,237,618**	1,362,069	-124,451
Securities investment trusts	**7,547,990**	7,210,767	337,222
Money entrusted, other than money trusts	**2,618,119**	2,689,844	-71,725
Securities trusts	**9,365,659**	9,119,565	246,093
Money claims trusts	**2,789,198**	3,060,074	-270,876
Equipment trusts	**3,664**	4,123	-459
Land and fixtures trusts	**158,855**	176,288	-17,432
Other trusts	**3,762,165**	3,761,832	332
Total liabilities	**52,588,581**	51,889,165	699,416

The Sumitomo Trust & Banking Co., Ltd.

Comment on today's media reports

Tokyo, July 30, 2004 --- There are some media reports today that Sumitomo Mitsui Financial Group, Inc. (SMFG) is going to propose integration with UFJ Holdings, Inc.

The provisional injunction granted by The Tokyo District Court on July 27, 2004 ensures Sumitomo Trust's exclusive right to negotiations relating to the business integration of Sumitomo Trust and UFJ Trust Bank but does not directly impede the merger talks between UFJ Bank and any third parties. Sumitomo Trust will continue to pursue its business integration with UFJ Trust Bank.

For enquiries, please contact
Koichi Onaka, Head of IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654